March 17, 2006

Mr. Larry Spirgel, Assistant Director

Mail Stop 3720

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Learning Tree International, Inc.

Form 10-K for Fiscal Year Ended September 30, 2005

Filed January 13, 2006

            and

Form 10-Q for Fiscal Quarter Ended December 30, 2005

Filed February 13, 2006

File No. 0-27248

Dear Mr. Spirgel:

We are in receipt of your comment letter dated February 24, 2006 with respect to the Learning Tree International, Inc. (the “Company”) Form 10-K filing for the year ended September 30, 2005 and the Form 10-Q filing for the quarter ended December 30, 2005. In respect thereto, we acknowledge that: the Company is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience and with respect to our responses to your two comments, we have included the Staff’s comments in italics, followed by our response:

Form 10-K for Fiscal Year Ended September 30, 2005

Consolidated Statement of Stockholders’ Equity, page 40

1.	Please tell us what the letters in parentheses at the bottom of each column are referencing.

The inclusion of the letters in parentheses at the bottom of each column of the Consolidated Statements of Stockholders’ Equity was an oversight during the final proofreading process. The letters in parentheses have no meaning and should have not been included in the Form 10-K. This was a mistake that will not be repeated in future filings with the Commission.

Mr. Larry Spirgel	Page 2
March 17, 2006

Note 1. Nature Of The Business And Summary Of Significant Accounting Policies Facilities Leases, page 47

2.	In 2004, you recognized a liability of $1.6 million related to the floors in your UK education center that were not being used for classrooms. Please tell us the nature and amount of each component of the liability. Also, tell us why the accrual of each component was appropriate citing the authoritative accounting literature. Your response should also address the appropriateness of accruing a liability related to a temporarily discontinued leased asset. Further, explain in more detail to us how the “amortization of lease loss provisions” resulted in a reduction in rent expense for $1.3 million in 2005.

Summary

The liability, amounting to $1.4 million as of October 1, 2004 (our fiscal year end), involves portions of leased spaces under two of the Company’s operating leases in the United Kingdom (Leatherhead office space and Euston House classroom facility) for which we ceased use in 2004. Under FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”), paragraph 16, “a liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity shall be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract, for example, the right to use a leased property or to receive future goods or services (hereinafter referred to as the cease-use date). If the contract is an operating lease, the fair value of the liability at the cease-use date shall be determined based on the remaining lease rentals, reduced by the estimated sublease rentals that could be reasonably obtained for the property, even if the entity does not intend to enter into a sublease.” We followed the guidance set forth in SFAS 146 and accrued the fair value of the liability related to the space for which we had ceased use.

The remaining liability at October 1, 2004 was $1.4 million. We will ensure that the liability is clearly presented in the footnotes in future filings.

Details

We entered into lease agreements in the UK for office space (1998) and classroom facilities (1999). The Euston House classroom facility included excess space at that time that we planned to use in the future. We sublet this excess space from 1999 to 2004 and our sublease income approximated our own lease rental expense. In 2004, it became apparent that we would not have a need for the excess classroom space and we concluded that we would not utilize the space in our own operations in the future.

Mr. Larry Spirgel	Page 3
March 17, 2006

We also concluded excess space also existed in our office space facility in 2004 and that we would not utilize this space in our own operations in the future. Accordingly, we accrued the fair value of the related lease liability for both the excess office and classroom facility space.

The components of the accrual included expected vacancy periods and the estimated net present value of the amount by which cash flows from expected subleases would be less than the Company’s related lease costs and were as follows:

Leatherhead ($500,000) - This accrual was for office space for which we ceased use in 2004, upon concluding that we would not use the full amount of office space leased. The space was sublet through 2010 (the end of our lease) and the accrual includes the fair value of the related liability, using the actual sublease terms over sublease period.

Euston House ($550,000) - This accrual was for excess classroom space that we had previously sublet in 1999, with the expectation that the space would be utilized in our operations subsequent to the initial sublease term. However, the subtenant left in 2004 upon expiration of the sublease, and we concluded that we would not use the space in our operations. Therefore, we met the cease-use date criteria in paragraph 16 of SFAS 146. We did not use the space in 2004 or thereafter and, in 2005, entered into two 10-year sublease arrangements. Accordingly, the October 1, 2004 accrual includes the fair value of the related liability, comprised of the expected vacancy period and the excess of the lease rentals over expected then-current market rate, in accordance with paragraph 16 of SFAS 146.

Euston House ($380,000) – This accrual was for additional excess classroom space that we had previously sublet in 1999, with the expectation that the space would be utilized in our operations subsequent to the initial sublease term. However, when the subtenant notified us in September of 2004 of its intent to vacate the space in March of 2005, we concluded that we would not use this space in our operations and, therefore, met the cease-use date criteria in paragraph 16 of SFAS 146. Accordingly, we accrued the fair value of the estimated liability in accordance with SFAS 146. Half of the space was subsequently sublet in October of 2005 with a 10 year sublease arrangement through 2015. We did not use this space between March of 2005 and October of 2005. We were not able to sublet the other half of this space on the second floor. However, in May 2005, we agreed to sublet a similar amount of space on a higher floor which was more appealing to the subtenant. This sublease extends through 2014. As a result, we stopped using this newly subleased space and began to use the space on the second floor for educational purposes. At October 1, 2004, the accrual included an estimate related to the space we believed we would sublet on the second floor, yet ultimately occupied (approximately $190,000). We believe the accrual at October 1, 2004 was appropriate, as we believed we had met the cease-use criteria of paragraph 16 of SFAS 146 at that date and had no intention of utilizing that space in our own operations. Only when we realized in 2005 that the space on the second floor was not readily

Mr. Larry Spirgel	Page 4
March 17, 2006

rentable in the sublease market, did we change our judgment and decide to occupy that space and instead sublet similar space in a different location in the building, because of the change in circumstances.

With respect to your question regarding “amortization of lease loss provisions”, we believe that our footnote was not well written and propose to change this disclosure in future filings to indicate that as amounts are paid under the master lease to the landlord, net of subtenant monthly sublease receipts, related to our accrued lease liability, they will reduce the amount of the liability recorded (the liability is not being amortized as a reduction of rent expense).

Please contact me at 703-925-7758 (Direct Dial) or 703-925-7759 (Fax) should you need any additional information or have any additional questions.

Very truly yours,

/s/ LEMOYNE T. ZACHERL
LeMoyne T. Zacherl
Chief Financial Officer

Sent via mail and Edgar

Cc:	Bob Carroll, Staff Accountant

Dean Suehiro, Senior Staff Accountant

Theodore E. Guth, Esq.